Filed Pursuant to Rule 424(b)(3)

File No. 333-139679

PROSPECTUS SUPPLEMENT NO. 6

To Prospectus dated June 8, 2007,

declared effective June 8, 2007

91,210,822 Shares

COMBIMATRIX CORPORATION

Split Off from Acacia Research Corporation

This Prospectus Supplement No. 6, dated September 21, 2007, supplements our prospectus dated June 8, 2007, relating to the offer of up to 91,210,822 shares of our common stock in connection with the redemption by Acacia Research Corporation of Acacia Research-CombiMatrix common stock for our common stock.

On September 17, 2007, we awarded Scott Burell, Chief Financial Officer, a cash bonus in the amount of $24,000, payable in equal quarterly installments of $6,000 per quarter.  We also agreed to pay Amit Kumar, Chief Executive Officer, a severance in the event of involuntary termination of employment without cause, death or disability in an amount equal to one year of his then current base salary, in a lump sum payment subject to applicable tax and securities laws.

You should read this Prospectus Supplement No. 6 in conjunction with the Prospectus. This Prospectus Supplement No. 6 is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Prospectus Supplement No. 6 is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 6 supersedes information contained in the Prospectus.

The date of this prospectus supplement is September 21, 2007